Contact

www.linkedin.com/in/timothy-enneking-a725905 (LinkedIn)

Top Skills

Venture Capital
Hedge Funds
Financial Analysis

Languages

Russia (Native or Bilingual)
English (Native or Bilingual)
German (Limited Working)
French (Native or Bilingual)

Certifications

Virginia Bar (inactive)
Wasnington, DC Bar (Inactive)
Barreau de Paris (Paris Bar Association), en omission (inactive)
LSAT Score 42 (97 percentile)
Certificat Pratique de Français Economique et Commercial

Publications

Russian Economy Breaking Records
Why Are Russian Markets Flying
Tera Capital Fund Newsletter
Russia multimanager on the sectors to back for oncoming 'perfect storm'
Buy Greek

Timothy Enneking

Managing Partner, Psalion, CEO, Presearch.com Inc.; Managing Director, Digital Capital Mgt;
San Diego County, California, United States

Summary

Successful senior executive with tremendous leadership, strategic-thinking problem-solving, team-building and communication skills and a consistent record of achievement in completing transactions in M&A, integration (the true key to successful M&A), operations (including turnarounds and startups), finance and asset management.
Multiple university degrees, all in international fields, multiple languages, lived and worked in multiple countries and dual US-EU citizen.
Member of advisory board of
- PracticalVR, whose mission is to map the world for virtual reality
- Presearch, a decentralized search engine, powered by the community
- RNDR, the first decentralized GPU compute network for the creation of holographic media with unparalleled speed and scale.

Experience

Psalion
Managing Partner
June 2021 - Present (3 years 9 months)
San Diego

Psalion provides unique institutional-level investment products tailored to private clients, family offices and professional investors needs. Psalion operates a disruptive venture capital fund dedicated to the blockchain ecosystem and provides services that include, but are not limited to high-yield managed accounts.

Digital Capital Management
Managing Director
March 2017 - Present (8 years)
San Diego, California, USA

DCM manages CAF, an open-end private fund launched in July 2017. CAF (Class X) was recognized as the Top Performing Crypto Fund of 2021.

Presearch
Chief Executive Officer
July 2023 - Present (1 year 8 months)
San Diego, California, United States

Mana Companies Asset Management
Chief Investment Officer
August 2015 - June 2024 (8 years 11 months)
San Diego

Responsible for managing a large, Southern California-based trust and related companies.
• Tripled value of family office/trust in 9 years
• Developed, implemented and currently oversee strategic and investment analysis, risk analysis and control, and diversification optimization
• Oversee investments in real estate, equities, fixed income and alternatives
• Successfully proposed and implemented legal consolidation of multiple trusts into a single trust; greatly optimizing,simplifying and increasing the efficiency of trust legal structure
• Selected subordinate asset managers through a competitive process involving the best known major names in investment management in the United States; manage them post-selection
• Completed comprehensive analysis, assessment, recommendations and currently implementing restructuring plan of major real estate portfolio
• Increased projected performance by over 100% and reduced annual costs by over 50%
• Radically improved reporting, transparency and all communication
• Extensively coach beneficiaries in business and related skills

Gerson Lehman Group, Center for Creative Leadership, Thunderbird School of Global Management
18 years 2 months

Senior Executive Consultant, Mentor, Coach and Trainer
June 2002 - July 2020 (18 years 2 months)
Global

Extensive experience with major Fortune 100 companies in finance, M&A, manufacturing, international consulting and fund management in a variety of

business sectors including telecoms, finance, FMCG, oil & gas, minerals, IT and agriculture.
• Have worked with Goldman Sachs, Shell, Citibank, BASF, Coca-Cola, Caterpillar, Whirlpool and many other major companies
• More than 25 years of experience in the US, Europe and Asia
• Highly experienced financial and legal manager
• Multi-billion dollar M&A, transactional and capital markets expertise spanning 20 years
• Expert negotiator: conducted negotiations and negotiating seminars for major companies
• Proven management, turn-around, financial and legal background
• Demonstrated cross-cultural leadership and multinational team building skills
• Native English speaker with near-native French and Russian and solid German language skills
• Superb presentation skills (in person, on television and in documentaries in English, French and Russian)
• Results-oriented, success-driven, not a theoretician

Special Advisor for M&A and Integration Programs
July 2014 - July 2017 (3 years 1 month)
San Diego

CCL is the fourth-ranked executive education institution in the world (ranked by the Financial Times)
Recruited by CCL specifically to design, develop and implement leadership programs for M&A transactions and, in particular, post-M&A integration for companies, funds and law firms.

Crypto Currency Fund
Chairman
April 2014 - January 2016 (1 year 10 months)

Founder and Chairman of the Crypto Currency Fund, one of the world's first crypto currency trading funds.
The Fund was founded in 2005 with a different strategy. In 2013, the fund was renamed and the strategy changed to focus exclusively on trading in bitcoin and other crypto currencies.
The Fund had traders in New York, London and Moscow to closely monitor the 24/7 trading of all crypto currencies.

Altima Asset Management
Chairman
2005 - March 2014 (9 years)

Founded and manage one of the most successful funds of funds in the world, ranked in the top 10 of 2,000 funds of funds one three occasions. In 2013, Tera shattered the all-time annual performance record for a fund of funds. Twice selected as Most Innovative Fund of Funds in the World.

Pericles
Adjunct Professor
September 2003 - December 2010 (7 years 4 months)

As an adjunct professor for the American Business and Legal Education Project (Pericles), conducted courses on international securities regulation (primarily US securities law, including Sarbanes-Oxley) and M&A

United States Army Reserve
Lieutenant Colonel, Military Attaché
August 1986 - August 2010 (24 years 1 month)
Paris, France; Brussels, Belgium; Washington, DC

Ranger. Airborne. French Commando.
Completed career as the U.S. Army Reserve military attaché at the US Embassy in Paris, France.
Was the only active-duty or reserve Foreign Area Officer ("FAO") in the US Army with two regional certifications: Eastern and Western Europe.
As Company Commander, turned a "basket case" company into the best company in a seven-company battalion (according to formal inspection reports) in 9 months while simultaneously setting battalion records for deployments and exercises.

Russia Growth Fund
Acting Managing Director/Director Corporate Development
April 2002 - February 2006 (3 years 11 months)

Professionalizing one of the most successful Russian-dedicated private equity funds (55+% compound annual growth over past 5 years).

• Structured and implemented the exit from the Fund's largest investment ($35 M sale of Solikamsk Magnesium Works)
• Arranged $9.5 M credit line for investee company within 30 days from go-ahead
• Calculated the Fund's NAV and restructured and documented the results of 7 years of transactions to allow an "exit audit" of the Fund's success (and negotiated special arrangement with E&Y to perform the audit)

• Creating a new fund from scratch with a professional structure and management team, based in (small) part on current resources and personnel
• Developed mature investment strategy for a new investment cycle
• Established functioning investment committee, including templates for potential projects
• Reviewing possible jurisdictions and forming the fund(s), the management company and related companies (master-dual feeder structure)
• Selecting the Fund administrator (for NAV and fund-holder purposes)
• Developed and implemented a plan to raise the Fund's capital from approx. $40 M to $100 M
• Created functioning, accurate business models (including resulting DCF, sensitivity analyses, etc.) for the Fund's major businesses from scratch
• Established finance, legal and admin departments, essentially from scratch (i.e., the entire back office operation)

Global Telesystems
3 years 9 months

VP M&A
August 1998 - April 2002 (3 years 9 months)
London

• Global M&A responsibility, from initial research and contact through integration
• Key player in raising over $3 billion, including two IPOs of Russian companies
• Concluded over 20 major transactions worth almost $2 billion throughout Europe (complete list of transactions available upon request)
• As head of M&A routinely and successfully managed teams of 6-20 people

Country Manager
October 1998 - August 1999 (11 months)
Geneva, Switzerland

Launched GTS' first fiber optic network (CLEC) from scratch in Geneva in June 1999. Formed company, applied for and obtained two telecommunications licenses, leased fiber, hired staff, including a permanent country manager, integrated a newly acquired operation, provided first services and transferred responsibility for the business to different regional manager (subsequent to a reorganization) in three months.

Global TeleSystems CIS
General Counsel
October 1996 - August 1998 (1 year 11 months)

Moscow, Russia

General counsel for GTS-CIS. Built department and worked in virtually all areas of the law throughout the CIS in a highly transactional practice, with particular emphasis on establishing, acquiring, integrating and operating telecoms companies in one of the most challenging and dynamic business environments in the world today. The company went public shortly after departure.

Global TeleSystems
Co-Head, Global TeleSystems Group, Inc., CIS
January 1997 - October 1997 (10 months)
Moscow, Russia

With CFO, GTS-CIS and in the absence of a President, was responsible for managing all GTS properties during most of 1997, reporting directly to COO, GTS. GTS-CIS consisted of approx. 40 telecoms companies (mobile, CLEC, voice and data), making up the largest private telecoms provider in the CIS (approx. 1998 revenue: $250 million; 1,400 employees).

Salans Hertzfeld & Heilbronn
International Attorney
February 1993 - September 1996 (3 years 8 months)
Moscow, Russia and Paris, France

Fully admitted to practice law in the US, France and Russia. Transactional specialist. Worked in virtually all major corporate practice areas, in particular oil & gas and minerals, for a world-wide client base from the United States, Western Europe and Japan, in English, Russian, French and German.

Ecole Nationale des Ponts et Chaussées
Adjunct Professor
October 1992 - May 1993 (8 months)
Paris, France

Designed and instructed in French and English international business law courses in the Masters in International Business and Engineering programs.

American University of Paris
Adjunct Professor
July 1992 - February 1993 (8 months)
Paris, France

Designed and instructed international negotiation and arbitration courses. Courses consisted of a series of negotiation and arbitration exercises based upon specific scenarios.

Hughes Hubbard & Reed
International Attorney
July 1991 - February 1993 (1 year 8 months)
Paris, New York and Washington, DC

Performed international corporate legal work, including corporate formation and finance, real estate, arbitration, oil & gas and banking in English, French and German.

University of Baltimore
Adjunct Professor
January 1987 - December 1990 (4 years)
Baltimore, Maryland, USA

Instructed graduate business students in final policy, international business and ethics courses using extensive computer simulation.

Education

Georgetown University
LLM (with distinction), International Business Law · (1989 - 1991)

University of Baltimore
MBA (with distinction), International Business · (1981 - 1986)

Georgetown University
JD, International Business Law · (1986 - 1989)

University of Maryland
BA (Dean's List), Soviet Area Studies; minor: Computer Science · (1982 - 1984)

United States Army War College
MA, International Security Studies · (2006 - 2008)